Exhibit 21

State of
Subsidiary	Organization
American Processing Company, LLC	Michigan

Arizona News Service, LLC	Delaware

Cleo Company, Inc.	Delaware

Counsel Press, LLC	Delaware

Daily Journal of Commerce, Inc.	Delaware

The Daily Record Company	Maryland

Daily Reporter Publishing Company	Delaware

Detroit Legal News Publishing, LLC	Michigan

Dolan APC LLC	Delaware

Dolan DLN LLC	Delaware

Dolan Finance Company	Minnesota

Dolan Publishing Company	Delaware

Dolan Publishing Finance Company	Minnesota

Finance and Commerce, Inc.	Minnesota

Idaho Business Review, Inc.	Idaho

The Journal Record Publishing Company	Delaware

Lawyers Weekly, Inc.	Delaware

Legal Com of Delaware, Inc.	Delaware

Legal Ledger, Inc.	Minnesota

Long Island Business News, Inc.	New York

Missouri Lawyers Media, Inc.	Missouri

New Orleans Publishing Group, Inc.	Louisiana

NOPG, L.L.C.	Louisiana

Wisconsin Publishing Company	Minnesota